UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

(Final Amendment)

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A
CUSIP No. 131347304		Page 2 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) IA

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 3 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) OO

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 4 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I ONSHORE, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) PN

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 5 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I PIE MASTER, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) PN

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 6 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) PN

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 7 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) OO

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 8 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ENERGY GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) OO

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 9 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, LP (formerly known as LUMINUS ASSET PARTNERS, LP)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) PN

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 10 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) OO

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 11 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 16,713,270
	9	Sole dispositive power 0
	10	Shared dispositive power 16,713,270
11	Aggregate amount beneficially owned by each reporting person 16,713,270
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.7%*
14	Type of reporting person (see instructions) PN

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

13D/A
CUSIP No. 131347304		Page 12 of 16 Pages

This Amendment No. 13 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (“Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1 through 12. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

This Amendment No. 13 is the final amendment to the Original Filing and constitutes an exit filing for each of the Reporting Persons.

Item 2.	Identity and Background.

Item 2 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraphs at the end thereof: Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), LSP Cal Holdings II, LLC (“LSP Cal II”), LS Power Partners II, L.P. (“Partners II”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Energy GP, LLC (“Vega Energy”), Vega Asset Partners, L.P. (“Vega Asset Partners”), Farrington Capital, L.P. (“Farrington”), Farrington Management, LLC (“Farrington Management”), Luminus Special Opportunities I Onshore, L.P. (“Luminus I Onshore”), and Luminus Special Opportunities I PIE Master, L.P. (“Luminus I PIE Master”) pursuant to their agreement to the joint filing of this Schedule 13D (the “Fourth Amended and Restated Joint Filing Agreement,” filed previously as Exhibit 7.1 to Amendment Number 11 to the Original Filing).

LSP Cal II, Partners II, Farrington and Farrington Management are together referred to herein as the “LS Power Entities,” and Luminus Management, Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master are together referred to herein as the “Luminus Entities.” The LS Power Entities, the Luminus Entities, Vega Energy, and Vega Asset Partners are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.” Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraph at the end thereof:

The Reporting Persons have purchased and sold Shares in order to better align the size of their investment in the Issuer within their portfolio of investments. From time to time, the Reporting Persons may make additional purchases or sales of the Shares.

13D/A
CUSIP No. 131347304		Page 13 of 16 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of February 4, 2016, Luminus Energy Fund is the record owner of 3,129,912 Shares, representing approximately 0.9% of the outstanding Shares. Luminus I Onshore is the record owner of 190,059 Shares, representing approximately 0.1% of the outstanding Shares. Luminus I PIE Master is the record owner of 317,407 Shares, representing approximately 0.1% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately .03% of the outstanding Shares. LSP Cal II is the record owner of 10,539,692 Shares, representing approximately 3% of the outstanding Shares. Vega Asset Partners is the record owner of 2,419,850 Shares, representing approximately 0.7% of the outstanding Shares.

(b)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned **
Luminus Management, LLC	0	16,713,270	16,713,270	4.7%
Luminus Energy Partners Master Fund, Ltd.	0	16,713,270	16,713,270	4.7%
Luminus Special Opportunities I Onshore, L.P.	0	16,713,270	16,713,270	4.7%
Luminus Special Opportunities I PIE Master, L.P.	0	16,713,270	16,713,270	4.7%
LS Power Partners II, L.P.	0	16,713,270	16,713,270	4.7%
LSP Cal Holdings II, LLC	0	16,713,270	16,713,270	4.7%
Vega Energy GP, LLC	0	16,713,270	16,713,270	4.7%
Vega Asset Partners, LP	0	16,713,270	16,713,270	4.7%
Farrington Management, LLC	0	16,713,270	16,713,270	4.7%
Farrington Capital, L.P.	0	16,713,270	16,713,270	4.7%

*	Based on 356,841,902 shares of common stock outstanding as of October 28, 2015 reported in the Form 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer with the Securities and Exchange Commission on October 30, 2015.

(c) All transactions in the Shares affected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on February 4, 2016. Accordingly, this Amendment No. 13 constitutes an exit filing for each of the Reporting Persons.

13D/A
CUSIP No. 131347304		Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

13D/A
CUSIP No. 131347304		Page 15 of 16 Pages

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Executive Vice President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

Farrington Capital, L.P.

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

13D/A
CUSIP No. 131347304		Page 16 of 16 Pages

ANNEX A TO SCHEDULE 13D

Party Effecting Transaction	Date	Buy/Sell	Quantity	Average Price ($)*	Currency
LSP CAL HOLDINGS II	3-Feb-16	SELL	(3,163,164)	15.75	USD
LSP CAL HOLDINGS II	4-Feb-16	SELL	(3,260,000)	15.85	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	8-Dec-15	BUY	240,000	12.62	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	21-Dec-15	SELL	(300,000)	13.49	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	22-Dec-15	SELL	(65,200)	13.60	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	23-Dec-15	SELL	(175,000)	14.18	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	28-Dec-15	SELL	(100,000)	14.3709	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	29-Dec-15	SELL	(300,000)	14.48	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	31-Dec-15	SELL	(200,000)	14.5395	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4-Jan-16	SELL	(300,000)	14.47	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	5-Jan-16	SELL	(325,000)	14.54	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	7-Jan-16	SELL	(350,000)	14.32	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	8-Jan-16	SELL	(1,525,000)	14.50	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	13-Jan-16	SELL	(350,000)	13.45	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	19-Jan-16	SELL	(25,800)	14.1346	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	20-Jan-16	SELL	(49,200)	13.65	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	1-Feb-16	BUY	525,000	15.4666	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	3-Feb-16	SELL	(525,000)	15.72	USD
LUMINUS ENERGY PARTNERS MASTER FUND LTD	4-Feb-16	SELL	(525,000)	16.0274	USD
LUMINUS SPEC OPP I ONSHORE	29-Dec-15	SELL	(18,703)	14.5	USD
LUMINUS SPEC OPP I ONSHORE	5-Jan-16	SELL	(28,055)	14.49	USD
LUMINUS SPEC OPP I ONSHORE	7-Jan-16	SELL	(93,516)	14.30	USD
LUMINUS SPEC OPP I ONSHORE	8-Jan-16	SELL	(102,868)	14.52	USD
LUMINUS SPEC OPP I ONSHORE	1-Feb-16	BUY	28,062	15.4666	USD
LUMINUS SPEC OPP I ONSHORE	3-Feb-16	SELL	(28,056)	15.72	USD
LUMINUS SPEC OPP I ONSHORE	4-Feb-16	SELL	(28,056)	16.0281	USD
LUMINUS SPECIAL OPP I PIE MSTR	29-Dec-15	SELL	(31,297)	14.5	USD
LUMINUS SPECIAL OPP I PIE MSTR	5-Jan-16	SELL	(46,945)	14.49	USD
LUMINUS SPECIAL OPP I PIE MSTR	7-Jan-16	SELL	(156,484)	14.30	USD
LUMINUS SPECIAL OPP I PIE MSTR	8-Jan-16	SELL	(172,132)	14.52	USD
LUMINUS SPECIAL OPP I PIE MSTR	1-Feb-16	BUY	46,938	15.4666	USD
LUMINUS SPECIAL OPP I PIE MSTR	3-Feb-16	SELL	(46,944)	15.72	USD
LUMINUS SPECIAL OPP I PIE MSTR	4-Feb-16	SELL	(46,944)	16.0281	USD

*	Excludes brokerage fees and commissions. All prices reported are average prices calculated within a $1.00 range.